Exhibit 99.2

KB Financial Group Inc.

Separate Interim Financial Statements

March 31, 2024 and 2023

(Unaudited)

KB Financial Group Inc.

Report on Review of Condensed Separate Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and the Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying condensed separate interim financial statements of KB Financial Group Inc. (the “Company”). These condensed separate interim financial statements consist of the separate interim statement of financial position of the Company as at March 31, 2024, and the related separate interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2024 and 2023, and material accounting policy information and other selected explanatory notes, expressed in Korean Won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and presentation of these condensed separate interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these condensed separate interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying condensed separate interim financial statements are not prepared, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Other Matters

We have audited the separate statement of financial position of the Company as at December 31, 2023, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, not presented herein, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements in our audit report dated March 6, 2024. The separate statement of financial position as at December 31, 2023, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2023.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

May 16, 2024

This report is effective as of May 16, 2024, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc.

Separate Interim Statements of Financial Position

March 31, 2024 and December 31, 2023

(In millions of Korean won)	Notes	March 31, 2024 (Unaudited)		December 31, 2023
Assets
Cash and due from financial institutions	4,5,6,23	~~W~~	2,621,612	~~W~~	256,337
Financial assets at fair value through profit or loss	4,5,7		1,062,613		1,376,423
Loans measured at amortized cost	4,5,8		643,195		608,286
Investments in subsidiaries	9		26,717,817		26,717,817
Property and equipment			3,766		3,080
Intangible assets			15,409		15,954
Net defined benefit assets	13		3,347		3,694
Deferred income tax assets	10		7,873		4,492
Other assets	4,5		1,069,424		542,815

Total assets		~~W~~	32,145,056	~~W~~	29,528,898

Liabilities
Borrowings	4,5,11		465,000		100,000
Debentures	4,5,12		3,267,247		3,871,820
Current income tax liabilities			127,739		104,299
Other liabilities	4,5		1,093,802		410,704

Total liabilities			4,953,788		4,486,823

Equity	14
Share capital			2,090,558		2,090,558
Hybrid securities			5,431,563		5,032,518
Capital surplus			14,748,242		14,754,747
Accumulated other comprehensive loss			(6,762)		(6,809)
Retained earnings			5,924,441		4,336,898
Treasury shares			(996,774)		(1,165,837)

Total equity			27,191,268		25,042,075

Total liabilities and equity		~~W~~	32,145,056	~~W~~	29,528,898

The above separate interim statements of financial position should be read in conjunction with the accompanying

KB Financial Group Inc.

Separate Interim Statements of Comprehensive Income

Three-Month Periods Ended March 31, 2024 and 2023

(In millions of Korean won, except per share amounts)	Notes	2024		2023
Interest income		~~W~~	9,817	~~W~~	6,670
Interest income from financial instruments at amortized cost			9,115		5,551
Interest income from financial instruments at fair value through profit or loss			702		1,119
Interest expense			(23,542)		(26,724)

Net interest expense	16		(13,725)		(20,054)

Fee and commission income			378		372
Fee and commission expense			(1,520)		(1,619)

Net fee and commission expense	17		(1,142)		(1,247)

Net gains (losses) on financial instruments at fair value through profit or loss	18		15,579		45,428

Net other operating income	19		2,243,250		2,192,380

General and administrative expenses	20		(24,187)		(22,902)

Operating income before provision for credit losses			2,219,775		2,193,605
Provision for credit losses			(96)		—

Net operating income			2,219,679		2,193,605
Net non-operating income (expense)			(646)		13

Profit before tax			2,219,033		2,193,618
Income tax benefit (expense)	21		3,586		(10,691)

Profit for the period			2,222,619		2,182,927

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities			47		17

Other comprehensive income(loss) for the period, net of tax			47		17

Total comprehensive income for the period		~~W~~	2,222,666	~~W~~	2,182,944

Earnings per share	22
Basic earnings per share		~~W~~	5,706	~~W~~	5,520
Diluted earnings per share			5,612		5,394

The above separate interim statements of comprehensive income should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Separate Interim Statements of Changes in Equity

Three-Month Periods Ended March 31, 2024 and 2023

(In millions of Korean won)	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury shares		Total equity
Balance as of January 1, 2023	~~W~~	2,090,558	~~W~~	4,433,981	~~W~~	14,754,747	~~W~~	(5,847)	~~W~~	3,794,565	~~W~~	(836,188)	~~W~~	24,231,816

Comprehensive income for the period
Profit for the period		—		—		—		—		2,182,927		—		2,182,927
Remeasurements of net defined benefit liabilities		—		—		—		17		—		—		17

Total comprehensive income for the period		—		—		—		17		2,182,927		—		2,182,944

Transactions with shareholders
Annual dividends		—		—		—		—		(564,970)		—		(564,970)
Acquisition of treasury shares		—		—		—		—		—		(271,745)		(271,745)
Issuance of hybrid securities		—		598,537		—		—		—		—		598,537
Dividends on hybrid securities		—		—		—		—		(40,703)		—		(40,703)

Total transactions with shareholders		—		598,537		—		—		(605,673)		(271,745)		(278,881)

Balance as of March 31, 2023	~~W~~	2,090,558	~~W~~	5,032,518	~~W~~	14,754,747	~~W~~	(5,830)	~~W~~	5,371,819	~~W~~	(1,107,933)	~~W~~	26,135,879

Balance as of January 1, 2024	~~W~~	2,090,558	~~W~~	5,032,518	~~W~~	14,754,747	~~W~~	(6,809)	~~W~~	4,336,898	~~W~~	(1,165,837)	~~W~~	25,042,075

Comprehensive income for the period
Profit for the period		—		—		—		—		2,222,619		—		2,222,619
Remeasurements of net defined benefit liabilities		—		—		—		47		—		—		47

Total comprehensive income for the period		—		—		—		47		2,222,619		—		2,222,666

Transactions with shareholders
Annual dividends		—		—		—		—		(587,006)		—		(587,006)
Acquisition of treasury shares		—		—		—		—		—		(65,537)		(65,537)
Disposal of treasury shares		—		—		—		—		—		234,600		234,600
Consideration for exchange right of exchangeable bonds		—		—		(11,933)		—		—		—		(11,933)
Issuance of hybrid securities		—		399,045		—		—		—		—		399,045
Dividends on hybrid securities		—		—		—		—		(48,070)		—		(48,070)
Others		—		—		5,428		—		—		—		5,428

Total transactions with shareholders		—		399,045		(6,505)		—		(635,076)		169,063		(73,473)

Balance as of March 31, 2024	~~W~~	2,090,558	~~W~~	5,431,563	~~W~~	14,748,242	~~W~~	(6,762)	~~W~~	5,924,441	~~W~~	(996,774)	~~W~~	27,191,268

The above separate interim statements of changes in equity should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Separate Interim Statements of Cash Flows

Three-Month Periods Ended March 31, 2024 and 2023

(In millions of Korean won)	Notes	2024		2023
Cash flows from operating activities
Profit for the period		~~W~~	2,222,619	~~W~~	2,182,927

Adjustment for non-cash items
Depreciation and amortization expense			1,526		1,446
Provision for credit losses			96		—
Share-based payments			4,573		1,098
Net interest expense			1,290		731
Valuation losses (gains) on financial assets at fair value through profit or loss			(1,847)		(32,503)
Net other income (expense)			1,023		380

			6,661		(28,848)

Changes in operating assets and liabilities
Deferred income tax assets			(3,586)		10,692
Other assets			(417,743)		(2,038)
Other liabilities			(5,573)		(3,624)

			(426,902)		5,030

Net cash inflow from operating activities			1,802,378		2,159,109

Cash flows from investing activities
Disposal of financial assets at fair value through profit of loss			316,080		300,000
Increase in loans measured at amortized cost			(35,000)		—
Acquisition of property and equipment			(7)		(95)
Acquisition of intangible assets			(74)		(140)
Disposal of intangible assets			—		34
Net increase in guarantee deposits paid			1,607		78
Other investing activities			—		(161)

Net cash inflow from investing activities			282,606		299,716

Cash flows from financing activities
Increase in borrowings			365,000		—
Decrease in debentures			(370,000)		(410,000)
Redemption of principal of lease liabilities			(147)		(139)
Acquisition of treasury shares			(65,537)		(271,745)
Issuance of hybrid securities			399,045		598,537
Dividends paid on hybrid securities			(48,070)		(40,704)

Net cash inflow (outflow) from financing activities			280,291		(124,051)

Net increase in cash and cash equivalents			2,365,275		2,334,774
Cash and cash equivalents at the beginning of the period	23		116,334		231,053

Cash and cash equivalents at the end of the period	23	~~W~~	2,481,609	~~W~~	2,565,827

The above separate statements of cash flows should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

1. The Company

KB Financial Group Inc. (the “Company”), in accordance with Financial Holding Companies Act, was established on September 29, 2008, through stock transfers with the former shareholders of Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd., and the Company’s main business purpose is to control subsidiaries that engage in the financial business or subsidiaries closely related to the financial business through the stock ownership. The headquarter is located at 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul. The Company’s share capital as of March 31, 2024, is ~~W~~ 2,090,558 million. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Company established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Company acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Company included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015, and KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017. Also, the Company included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed its name to KB Securities Co., Ltd. in January 2017. In August 2020, the Group acquired Prudential Life Insurance Company of Korea Ltd. which was classified as a subsidiary and the name was changed to KB Life Insurance Co., Ltd. in December 2022. Then in January 2023, it merged with another existing KB Life Insurance Co., Ltd. The Company sold 100% shares of KB Credit Information Co., Ltd. to KB Kookmin Card Co., Ltd. on June 30, 2023.

The Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized on its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of Korean IFRS

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying separate financial statements have been translated into English from the Korean language separate financial statements.

The separate financial statements of the Company have been prepared in accordance with Korean IFRS. Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of separate financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Company’s accounting policies. The areas that require a more complex and higher level of judgment or areas that require significant assumptions and estimations are disclosed in Note 2.4.

The separate financial statements have been prepared in accordance with Korean IFRS No.1027 Separate Financial Statements.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

2.1 Application of Korean IFRS (cont’d)

The Company’s condensed separate interim financial statements for the three-month period ended March 31, 2024, have been prepared in accordance with Korean IFRS No.1034 Interim Financial Reporting and contain less information than is required in annual separate financial statements. Selected explanatory notes include descriptions of transactions or events that are significant in understanding change in financial position and financial performance of the Company since the end of the previous annual reporting period. These separate interim financial statements have been prepared in accordance with Korean IFRS which is effective or early adopted as of March 31, 2024.

2.1.1 The Company has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2024.

•	Amendment of Korean IFRS No.1001 “Presentation of Financial Statements” – Classification of Liabilities into Current and Non-Current and Non-current Liabilities with Covenants

Liabilities are classified as current or non-current based on their substantive rights existing at the end of the reporting period, without considering the possibility of exercising the right to delay the payment or management’s expectations. Also, if the transfer of equity instruments is included in the payment of liabilities, it is excluded if the option to pay with equity instruments is recognized separately from the liability in a compound financial instrument and meets the definition of equity instruments. These amendments do not have a significant impact on the financial statements.

•	Amendment of Korean IFRS No.1007 “Statement of Cash Flows” and No.1107 “Financial Instruments: Disclosures” – Disclosure of Supplier Finance Arrangements

The amendments require disclosure of the effects of supplier finance arrangements on the Company’s liabilities, cash flows and exposure to liquidity risk. These amendments do not have a significant impact on the financial statements.

•	Amendment of Korean IFRS No.1116 “Leases” – Lease Liability in a Sale and Leaseback

The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. These amendments do not have a significant impact on the financial statements.

•	Amendment of Korean IFRS No.1001 “Presentation of Financial Statements” – Disclosure of Virtual Asset

The amendments require additional disclosure for virtual assets held by the Company, virtual assets entrusted by customers to the Company, and the issuance and transfer of virtual assets. These amendments do not have a significant impact on the financial statements.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

2.1.2 The following are the accounting standards that have been established or announced but have not yet been implemented, which the Group has not applied

•

Amendment of Korean IFRS No.1021 “The Effects of Changes in Foreign Exchange Rates” and Korean IFRS No.1101 “First-time Adoption of International Financial Reporting Standards” – Lack of exchangeability

The amendments require the Company to determine a spot exchange rate when exchangeability is lacking, and to disclose information on the nature and financial effects of the currency not being exchangeable into the other currency, the spot exchange rate(s) used, the estimation process, and the risks to which the Company is exposed. This amendment will be applied to the financial statements for the accounting year beginning on or after January 1, 2025. These amendments do not have a significant impact on the financial statements.

2.2 Measurement Basis

The separate financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the separate financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (“functional currency”). The separate financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

2.4 Critical Accounting Estimates

The Company applies accounting policies and uses judgements, accounting estimates, and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses) in preparing the separate financial statements. Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Uncertainties in estimates and assumptions with significant risks used in the preparation of these condensed separate interim financial statements are the same as 2023 financial statements, except for the method of estimating income tax expense.

3. Material Accounting Policies

The material accounting policies and calculation methods applied in the preparation of these condensed separate interim financial statements are the same as those applied to the separate financial statements for the year ended December 31, 2023, except for the impact of changes due to adopting new and amended standards and interpretations described in Note 2.1 and below paragraph.

The Company is subject to Pillar2 income taxes, and has applied a temporary exemption provision regarding the recognition and disclosure of deferred taxes related to the Pillar 2 rules.

Income tax expense for the interim period is measured applying the expected average annual income tax rate applicable on expected total annual income.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Company is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

This note regarding financial risk management provides information about the risks that the Company is exposed to and about its objectives, policies, risk assessment and management procedures, and capital management. Additional quantitative information is disclosed throughout the separate financial statements.

The Company’s risk management system focuses on efficiently supporting long-term strategy and management decisions of the Company by increasing risk transparency, preventing risk transfer between subsidiaries and preemptive response to rapidly changing financial environments. Credit risk, market risk, liquidity risk, operational risk, interest rate risk, insurance risk, credit concentration risk, strategy risk, and reputation risk are recognized as significant risks.

4.1.2 Risk management organization

4.1.2.1 Risk Management Committee

The Risk Management Committee, as the ultimate decision-making body, deals with risk-related issues, such as establishing risk management strategies in accordance with the strategic direction determined by the board of directors, determining the affordable level of risk appetite, reviewing the level of risk and the status of risk management activities, approving the application of risk management systems, methodologies, and major improvements, and establishing and approving risk management policies and procedures to timely recognize, measure, monitor, and control risks arising from various transactions by the Company and subsidiaries (the “Group”).

4.1.2.2 Risk Management Council

The Risk Management Council is responsible for consulting on matters delegated by the Risk Management Committee and requests for review by the Group Management Executive Committee, consulting on details of each subsidiary’s risk management policies and procedures, monitoring the Group’s risk management status, and establishing and implementing necessary measures.

4.1.2.3 Risk Management Department

The Risk Management Department performs the Company’s risk management detailed policies, procedures, and business processes, and is responsible for calculating the Group’s risk-weighted assets, monitoring and managing internal capital limits.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of loss from the portfolio of assets held due to the counterparty’s default, breach of contract, and deterioration of credit quality. For risk management purposes, the Company considers default risk of individual borrowers.

4.2.2 Credit risk management

The Company measures the expected losses of assets subject to credit risk management and uses them as a management indicator.

4.2.3 Maximum exposure to credit risk

The Company’s maximum exposures to credit risk without consideration of collateral values in relation to financial instruments other than equity securities as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	March 31, 2024		December 31, 2023
Due from financial institutions	~~W~~	2,621,612	~~W~~	256,337
Loans measured at amortized cost *		643,195		608,286
Loans measured at fair value through profit or loss		49,753		48,981
Other financial assets *		462,889		57,562
	~~W~~	3,777,449	~~W~~	971,166

*	After netting of allowance

4.2.4 Credit risk of loans

The Company maintains allowances for loan losses associated with credit risk of loans to manage its credit risk.

The Company assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial asset at fair value through other comprehensive income. Financial assets at fair value through profit or loss are excluded. Expected credit losses are a probability-weighted estimate of possible credit losses occurring in a certain range by reflecting reasonable and supportable information that is reasonably available at the end of the reporting period without undue cost or effort, including information about past events, current conditions, and forecasts of future economic conditions. The Company measures the expected credit losses on loans classified as financial assets at amortized cost, by deducting allowances for credit losses. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income in the financial statements.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

4.2.4 Credit risk of loans (cont’d)

Credit qualities of loans measured at amortized cost as of March 31, 2024 and December 31 2023, are classified as follows:

March 31, 2024
(In millions of Korean won)	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Not-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	645,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	645,000
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	645,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	645,000

December 31, 2023
(In millions of Korean won)	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Not-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	610,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	610,000
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	610,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	610,000

*	Before netting of allowance

Credit qualities of loans graded according to the probability of default as March 31, 2023 and December 31 2022, are as follows:

Range of probability of default (%)
Grade 1	0.0 ~ 1.0
Grade 2	1.0 ~ 5.0
Grade 3	5.0 ~ 15.0
Grade 4	15.0 ~ 30.0
Grade 5	30.0 ~

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

4.2.5 Credit risk of due from financial institutions

Credit qualities of due from financial institutions as of March 31, 2024 and December 31 2023, are as follows:

March 31, 2024
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
(In millions of Korean won)			Not-impaired		Impaired
Due from financial institutions measured at amortized cost
Grade 1	~~W~~	2,621,612	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,621,612
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	2,621,612	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,621,612

December 31, 2023
(In millions of Korean won)	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Not-impaired		Impaired
Due from financial institutions measured at amortized cost
Grade 1	~~W~~	256,337	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	256,337
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	256,337	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	256,337

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

4.2.6 Credit risk concentration analysis

4.2.6.1 Classifications of corporate loans by industry as of March 31, 2024 and December 31, 2023, are as follows:

	March 31, 2024
(In millions of Korean won)	Corporate loans *		%	Allowances		Carrying amount
Financial institutions	~~W~~	694,753	100.00	~~W~~	(1,805)	~~W~~	692,948

	December 31, 2023
(In millions of Korean won)	Corporate loans *		%	Allowances		Carrying amount
Financial institutions	~~W~~	658,981	100.00	~~W~~	(1,714)	~~W~~	657,267

*	Amount includes loans measured at fair value through profit or loss and amortized cost.

4.2.6.2 Classifications of due from financial institutions by industry as of March 31, 2024 and December 31 2023, are as follows:

	March 31, 2024
(In millions of Korean won)	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Financial institutions	~~W~~	2,621,612	100.00	~~W~~	—	~~W~~	2,621,612

	December 31, 2023
(In millions of Korean won)	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Financial institutions	~~W~~	256,337	100.00	~~W~~	—	~~W~~	256,337

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Company becomes insolvent due to the mismatch between the inflow and outflow of funds, unexpected cash outflows, or a risk of loss due to financing funds at a high interest rate or disposing of securities at an unfavorable price due to lack of available funds. The Company manages its liquidity risk through analysis of the contractual maturity of all financial assets and liabilities and discloses in six categories such as on demand, less than one month, between one month to three months, between three months to one year, between one year to five years, and over five years.

4.3.2. Liquidity risk management

The liquidity risk is managed by risk management policies and liquidity risk management guidelines set forth in these policies that apply to all risk management policies and procedures that may arise throughout the overall business of the Company.

4.3.3. Analysis of remaining contractual maturity of financial liabilities

The cash flows disclosed in the maturity analysis are undiscounted contractual amounts including principal and future interest payments; as such, amounts in the table below do not match with those in the statements of financial position which are based on discounted cash flows. The future interest payments for floating-rate liabilities are calculated on the assumption that the current interest rate is the same until maturity.

Remaining contractual maturity of financial liabilities as of March 31, 2024 and December 31 2023, are as follows:

	March 31, 2024
(In millions of Korean won)	On Demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Borrowings	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	465,000	~~W~~	—	~~W~~	—	~~W~~	465,000
Debentures		—		3,074		301,313		568,281		1,661,184		979,272		3,513,124
Lease liabilities		—		51		93		409		730		—		1,283
Other financial liabilities		—		601,547		—		5,391		—		—		606,938

	~~W~~—		~~W~~604,672		~~W~~301,406		~~W~~1,039,081		~~W~~1,661,914		~~W~~979,272		~~W~~4,586,345

	December 31, 2023
(In millions of Korean won)	On Demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Borrowings	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	100,000	~~W~~	—	~~W~~	—	~~W~~	100,000
Debentures		—		3,074		388,246		757,507		1,880,375		1,115,241		4,144,443
Lease liabilities		—		50		62		256		245		—		613
Other financial liabilities		—		2,063		—		—		—		—		2,063

	~~W~~	—	~~W~~	5,187	~~W~~	388,308	~~W~~	857,763	~~W~~	1,880,620	~~W~~	1,115,241	~~W~~	4,247,119

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

4.4 Market Risk

4.4.1 Concept

Market risk refers to risks that can result in losses due to changes in market factors such as interest rate, stock price, and foreign exchange rate, etc. The Company manages the market risks by dividing them into those arising from the trading position and those arising from the non-trading position.

4.4.2 Trading position

In accordance with Financial Holding Companies Act, the Company’s main business is to control financial companies or companies closely related to the financial service. And the Company cannot perform any other business other than managing activities as a holding company, therefore there is no risk of trading position.

4.4.3 Non-trading position

Non-trading position refers to the part except trading position, and the main risk the Company is managing is interest rate risk.

4.4.3.1 Interest rate risk

(a) Definition of interest rate risk

Interest rate risk refers to the risk of changes in the value (fair value) of the items in the statement of financial position due to changes in interest rate and the risk of changes in cash flows related to interest income and interest expense arising from investment and financing activities.

(b) Observation method and management indicator on interest rate risk

The main objective of interest rate risk management is to protect the value changes from interest rate fluctuations. In addition to the Interest Rate Risk in the Banking Book (“IRRBB”) standard methodology required for disclosure to measure interest rate risk.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

5. Financial Assets and Financial Liabilities

5.1 Classification and Fair Value of Financial Instruments

5.1.1 Carrying amount and fair value of financial assets and liabilities by category as of March 31, 2024 and December 31, 2023, are as follows:

	March 31, 2024
(In millions of Korean won)	Carrying amount		Fair value
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	1,012,860	~~W~~	1,012,860
Loans		49,753		49,753
Financial assets at amortized cost
Due from financial institutions		2,621,612		2,621,612
Loans		643,195		643,195
Other financial assets		462,889		462,889

	~~W~~	4,790,309	~~W~~	4,790,309

Financial liabilities
Financial liabilities at amortized cost
Borrowings	~~W~~	465,000	~~W~~	465,000
Debentures		3,267,247		3,135,782
Other financial liabilities		615,122		615,122
	~~W~~	4,347,369	~~W~~	4,215,904

	December 31, 2023
(In millions of Korean won)	Carrying amount		Fair value
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	1,011,362	~~W~~	1,011,362
Beneficiary certificates		316,080		316,080
Loans		48,981		48,981
Financial assets at amortized cost
Due from financial institutions		256,337		256,337
Loans		608,286		608,286
Other financial assets		57,562		57,562

	~~W~~	2,298,608	~~W~~	2,298,608

Financial liabilities
Financial liabilities at amortized cost
Borrowings	~~W~~	100,000	~~W~~	100,000
Debentures		3,871,820		3,715,939
Other financial liabilities		10,381		10,381

	~~W~~	3,982,201	~~W~~	3,826,320

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Company discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is quoted price in an active market.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

5.1.1 Carrying amount and fair value of financial assets and liabilities by category as of March 31, 2024 and December 31, 2023, are as follows: (cont’d)

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions

Fair value of cash is same as carrying amount. Carrying amount of demand deposit and settlement deposit is a reasonable approximation of fair value because these financial instruments do not have a fixed maturity and are receivable on demand. Fair value of general deposit is measured using Discounted Cash Flow (“DCF”) Model.

Securities

Fair value of financial instruments that are quoted in an active market is determined using the quoted prices. If there is no quoted price, fair value is determined using external professional valuation institutions. The institutions use one or more valuation techniques that are deemed appropriate considering the characteristics of the financial instruments among DCF Model, Imputed Market Value Model, Free Cash Flow to Equity Model, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Derivatives

Fair value of exchange traded derivatives is determined using quoted price in an active market, and fair value of OTC derivatives is determined using valuation techniques. The Company uses internally developed valuation models that are widely used by market participants to determine fair value of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method (“FDM”), and the MonteCarlo Simulation or valuation results from independent external professional valuation institution.

Loans	Fair value of loans is determined using DCF model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	DCF model is used to determine the fair value of borrowings, but in the case of short-term maturity, carrying amount is a reasonable approximation of fair value.

Debentures	Fair value is determined by using valuation results of external professional valuation institutions, which are calculated using market inputs.

Other financial assets and other financial liabilities

Carrying amount is a reasonable approximation of fair value because other financial assets and other financial liabilities are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

5.1.2 Fair value hierarchy

The Company believes that valuation techniques used for measuring the fair value of financial instruments are reasonable and that the fair value recognized in the statements of financial position is appropriate. However, the fair value of the financial instruments recognized in the statements of financial position may be different if other valuation techniques or assumptions are used. Additionally, as there are a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Company classifies and discloses fair value of the financial instruments into the three fair value levels as follows:

Level 1 :	The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2 :	The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 :	The fair values are based on unobservable inputs for the asset or liability.

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. If an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

5.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the statements of financial position

Fair value hierarchy of financial assets at fair value in the statements of financial position as of March 31, 2024 and December 31, 2023, are as follows:

	March 31, 2024
	Fair value hierarchy
(In millions of Korean won)	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~	—	~~W~~	—	~~W~~	1,012,860	~~W~~	1,012,860
Loans		—		49,753		—		49,753

	~~W~~	—	~~W~~	49,753	~~W~~	1,012,860	~~W~~	1,062,613

	December 31, 2023
	Fair value hierarchy
(In millions of Korean won)	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~	—	~~W~~	—	~~W~~	1,011,362	~~W~~	1,011,362
Beneficiary certificates		—		316,080		—		316,080
Loans		—		48,981		—		48,981

	~~W~~	—	~~W~~	365,061	~~W~~	1,011,362	~~W~~	1,376,423

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

5.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the statements of financial position (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the statements of financial position as of March 31, 2024 and December 31, 2023, are as follows:

	March 31, 2024
(In millions of Korean won)	Fair value		Valuation techniques	Inputs

Financial assets
Financial assets at fair value through profit or loss:
Loans	~~W~~	49,753	DCF model	Interest rate, Discount rate, etc.

	December 31, 2023
(In millions of Korean won)	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:
Beneficiary certificates	~~W~~	316,080	DCF model	Interest rate, Discount rate, etc.
Loans		48,981	DCF model	Interest rate, Discount rate, etc.

	~~W~~	365,061

5.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of March 31, 2024 and December 31, 2023, are as follows:

	March 31, 2024
	Fair value hierarchy
(In millions of Korean won)	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions [1]	~~W~~	—	~~W~~	2,621,612	~~W~~	—	~~W~~	2,621,612
Loans measured at amortized cost [2]		—		—		643,195		643,195
Other financial assets [3]		—		—		462,889		462,889

	~~W~~	—	~~W~~	2,621,612	~~W~~	1,106,084	~~W~~	3,727,696

Financial liabilities
Borrowings [4]	~~W~~	—	~~W~~	465,000	~~W~~	—	~~W~~	465,000
Debentures		—		3,135,782		—		3,135,782
Other financial liabilities [3]		—		—		615,122		615,122

	~~W~~	—	~~W~~	3,600,782	~~W~~	615,122	~~W~~	4,215,904

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

5.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

	December 31, 2023
	Fair value hierarchy
(In millions of Korean won)	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions [1]	~~W~~	—	~~W~~	256,337	~~W~~	—	~~W~~	256,337
Loans measured at amortized cost [2]		—		—		608,286		608,286
Other financial assets [3]		—		—		57,562		57,562

	~~W~~	—	~~W~~	256,337	~~W~~	665,848	~~W~~	922,185

Financial liabilities
Borrowings [4]	~~W~~	—	~~W~~	100,000	~~W~~	—	~~W~~	100,000
Debentures		—		3,715,939		—		3,715,939
Other financial liabilities [3]		—		—		10,381		10,381

	~~W~~	—	~~W~~	3,815,939	~~W~~	10,381	~~W~~	3,826,320

[1]	Because due from financial institutions classified as level 2 are deposits on demand and with remaining maturities of less than one year, carrying amounts are reasonable approximations of fair values.
[2]	Because loans measured at amortized cost classified as level 3 are loans with residual maturity of less than one year, carrying amounts are reasonable approximations of fair values.
[3]	For other financial assets and other financial liabilities classified as level 3, carrying amounts are reasonable approximations of fair values.
[4]	For borrowings classified as level 2, carrying amount is reasonable approximations of fair value.

Financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.

Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of March 31, 2024 and December 31, 2023, are as follows:

	Fair value				Valuation techniques	Inputs
(In millions of Korean won)	March 31, 2024		December 31, 2023
Financial liabilities
Debentures	~~W~~	3,135,782	~~W~~	3,715,939	DCF model	Discount rate

5.2 Disclosure of Fair Value Hierarchy Level 3

5.2.1 Valuation policy and process of Level 3 fair value

The Company uses external, independent and qualified valuation service to determine the fair value of financial instruments at the end of every reporting period.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

5.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market

5.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the three-month periods ended March 31, 2024 and 2023, are as follows:

	2024		2023
(In millions of Korean won)	Financial assets at fair value through profit or loss		Financial assets at fair value through profit or loss
Beginning	~~W~~	1,011,363	~~W~~	874,171
Total gains or losses:
- Profit or loss		1,497		27,660
- Other comprehensive income		—		—
Purchases		—		—
Sales		—		—
Issues		—		—
Settlements		—		—
Transfers into Level 3		—		—
Transfers out of Level 3		—		—

Ending	~~W~~	1,012,860	~~W~~	901,831

5.2.2.2 In relation to changes in financial instruments classified as Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the three-month periods ended March 31, 2024 and 2023, are as follows:

	2024						2023
(In millions of Korean won)	Gains on financial instruments at fair value through profit or loss		Other operating income		Net interest income		Losses on financial instruments at fair value through profit or loss		Other operating income		Net interest income
Total gains (losses) included in profit or loss for the period	~~W~~	1,497	~~W~~	—	~~W~~	—	~~W~~	27,660	~~W~~	—	~~W~~	—
Total gains (losses) for the period included in profit or loss for financial instruments held at the end of the reporting period		1,497		—		—		27,660		—		—

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

5.2.3 Sensitivity analysis of changes in unobservable inputs

5.2.3.1 Information about fair value measurements using unobservable inputs as of March 31, 2024 and December 31, 2023, are as follows:

	March 31, 2024
(In millions of Korean won)	Fair value		Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~	1,012,860	Hull and White Model, MonteCarlo Simulation	Matrix YTM, Additional spread by grade, Risk spread of company, Valid credit rating, Disclosed information of securities, Estimated volatility of Interest rate	Discount rate	4.89 ~ 6.59	The lower the discount rate, the higher the fair value
					Volatility of interest rate	0.55	The higher the volatility, the higher the fair value fluctuation

	December 31, 2023
(In millions of Korean won)	Fair value		Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~	1,011,362	Hull and White Model, MonteCarlo Simulation	Matrix YTM, Additional spread by grade, Risk spread of company, Valid credit rating, Disclosed information of securities, Estimated volatility of Interest rate	Discount rate	5.05 ~ 6.30	The lower the discount rate, the higher the fair value
					Volatility of interest rate	0.61	The higher the volatility, the higher the fair value fluctuation

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

5.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. There are hybrid securities whose fair value changes are recognized in profit or loss.

Results of the sensitivity analysis of changes in unobservable inputs as of March 31, 2024 and December 31, 2023, are as follows:

	March 31, 2024
	Profit or loss				Other comprehensive income or loss
(In millions of Korean won)	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes

Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities *	~~W~~	10,664	~~W~~	(10,416)	~~W~~	—	~~W~~	—

*	The changes in fair value are calculated by increasing or decreasing discount rates (4.89% ~ 6.59%) by 1%p, which are principal unobservable input parameters.

	December 31, 2023
	Profit or loss				Other comprehensive income or loss
(In millions of Korean won)	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities *	~~W~~	6,866	~~W~~	(6,746)	~~W~~	—	~~W~~	—

*	The changes in fair value are calculated by increasing or decreasing discount rates (5.05% ~ 6.30%) by 1%p, which are principal unobservable input parameters.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

6. Due from Financial Institutions

6.1 Details of due from financial institutions as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)		Financial Institution	Interest rate (%) as of March 31, 2024	March 31, 2024		December 31, 2023
Due from financial institutions in Korean won	Due from banks	Kookmin Bank	0.00 ~ 1.20	~~W~~	2,223,794	~~W~~	114,336
		KB Savings Bank Co., Ltd.	2.50 ~ 3.90		140,000		140,000
		Standard Chartered Bank	3.15		9,872		2,001
		Shinhan Bank	3.5		247,946		—

				~~W~~	2,621,612	~~W~~	256,337

6.2 Details of restricted due from financial institution as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	Financial Institution	March 31, 2024		December 31, 2023		Reasons of restriction
Due from financial institutions in Korean won	Kookmin Bank	~~W~~	3	~~W~~	3	Pledged as collateral for the overdraft account

7. Financial Assets at Fair Value through Profit or Loss

Details of financial assets at fair value through profit or loss as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	March 31, 2024		December 31, 2023

Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~	1,012,860	~~W~~	1,011,362
Beneficiary certificates		—		316,080
Loans		49,753		48,981

	~~W~~	1,062,613	~~W~~	1,376,423

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

8. Loans Measured at Amortized Cost

Details of loans measured at amortized cost as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	March 31, 2024		December 31, 2023
Loans measured at amortized cost	~~W~~	645,000	~~W~~	610,000
Less: Allowances for loan losses		(1,805)		(1,714)

	~~W~~	643,195	~~W~~	608,286

9. Investments in Subsidiaries

9.1 Details of subsidiaries as of March 31, 2024, are as follows:

Name of subsidiaries	Industry	Location
Kookmin Bank	Banking and foreign exchange transaction	Korea
KB Securities Co., Ltd.	Financial investment	Korea
KB Insurance Co., Ltd.	Non-life insurance	Korea
KB Kookmin Card Co., Ltd.	Credit card and installment financial business	Korea
KB Life Insurance Co., Ltd.	Life insurance	Korea
KB Asset Management Co., Ltd.	Investment advisory and investment trust	Korea
KB Capital Co., Ltd.	Financial leasing	Korea
KB Real Estate Trust Co., Ltd.	Real estate trust management	Korea
KB Savings Bank Co., Ltd.	Savings banking	Korea
KB Investment Co., Ltd.	Capital investment	Korea
KB Data System Co., Ltd.	System software, development and supply	Korea

9.2 Details of investments in subsidiaries as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won, except for shares)	As of March 31, 2024		Carrying amount

Name of subsidiaries	Number of issued shares	Ownership (%)	March 31, 2024		December 31, 2023
Kookmin Bank	404,379,116	100.00	~~W~~	14,821,721	~~W~~	14,821,721
KB Securities Co., Ltd.	298,620,424	100.00		3,342,391		3,342,391
KB Insurance Co., Ltd.	66,500,000	100.00		2,375,430		2,375,430
KB Kookmin Card Co., Ltd.	92,000,000	100.00		1,953,175		1,953,175
KB Life Insurance Co., Ltd.	16,201,518	100.00		2,795,367		2,795,367
KB Asset Management Co., Ltd.	7,667,550	100.00		96,312		96,312
KB Capital Co., Ltd.	32,175,147	100.00		873,811		873,811
KB Real Estate Trust Co., Ltd.	16,000,000	100.00		121,553		121,553
KB Savings Bank Co., Ltd.	8,001,912	100.00		176,813		176,813
KB Investment Co., Ltd.	22,525,328	100.00		154,910		154,910
KB Data System Co., Ltd.	800,000	100.00		6,334		6,334

			~~W~~	26,717,817	~~W~~	26,717,817

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

10. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of March 31, 2024 and December 31, 2023, are as follows:

	March 31, 2024
(In millions of Korean won)	Assets		Liabilities		Net amount
Share-based payments	~~W~~	4,300	~~W~~	—	~~W~~	4,300
Membership rights		227		—		227
Defined benefit obligation		1,800		—		1,800
Plan assets		—		(2,890)		(2,890)
Short-term employee benefits		717		—		717
Losses on valuation of financial assets at fair value through profit or loss		4,524		—		4,524
Others		1,600		(2,405)		(805)

		13,168		(5,295)		7,873

Offsetting of deferred tax assets and liabilities		(5,295)		5,295		—

	~~W~~	7,873	~~W~~	—	~~W~~	7,873

	December 31, 2023
(In millions of Korean won)	Assets		Liabilities		Net amount
Share-based payments	~~W~~	4,704	~~W~~	—	~~W~~	4,704
Membership rights		227		—		227
Defined benefit obligation		2,369		—		2,369
Plan assets		—		(2,369)		(2,369)
Short-term employee benefits		403		—		403
Losses on valuation of financial assets at fair value through profit or loss		675		—		675
Others		2,159		(3,676)		(1,517)

		10,537		(6,045)		4,492

Offsetting of deferred tax assets and liabilities		(6,045)		6,045		—

	~~W~~	4,492	~~W~~	—	~~W~~	4,492

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

11. Borrowings

11.1 Details of borrowings as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	March 31, 2024		December 31, 2023

Borrowings	~~W~~	465,000	~~W~~	100,000

11.2 Details of borrowings as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)		Lenders	Borrowing date	Maturity date	Interest rate (%) as of March 31, 2024	March 31, 2024		December 31, 2023
Borrowings in Korean won	Other borrowings	HI INVESTMENT & SECURITIES co., Ltd.	Jul. 21, 2023	Jul. 19, 2024	4.15	~~W~~	100,000	~~W~~	100,000
	Other borrowings	KIWOOM SECURITIES co., Ltd.	Feb. 20, 2024	Feb. 18, 2025	3.81		200,000		—
	Other borrowings	Hanyang SECURITIES co., Ltd.	Feb. 21, 2024	Feb. 19, 2025	3.81		65,000		—
	Other borrowings	SK SECURITIES co., Ltd.	Mar. 21, 2024	Mar. 20, 2025	3.80		100,000		—

						~~W~~	465,000	~~W~~	100,000

11.3 Maturities of borrowings as of March 31, 2024 are as follows:

	March 31, 2024
(In millions of Korean won)	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Borrowings in Korean won	~~W~~	—	~~W~~	100,000	~~W~~	365,000	~~W~~	—	~~W~~	—	~~W~~	465,000

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

12. Debentures

12.1 Details of debentures as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	Issuance date	Maturity date	Interest rate (%) as of March 31, 2024	March 31, 2024		December 31, 2023
Unguaranteed debentures No.15-3	May 12, 2016	May 12, 2026	2.01	~~W~~	200,000	~~W~~	200,000
Unguaranteed debentures No.18-3	Jul. 25, 2016	Jul. 25, 2026	1.69		80,000		80,000
Unguaranteed debentures No.19-3	Aug. 25, 2016	Aug. 25, 2026	1.69		120,000		120,000
Unguaranteed debentures No.25-4	May 24, 2017	May 24, 2027	2.62		80,000		80,000
Unguaranteed debentures No.26-2	Jun. 27, 2017	Jun. 27, 2024	2.34		200,000		200,000
Unguaranteed debentures No.27	Jul. 19, 2017	Jul. 19, 2024	2.41		100,000		100,000
Unguaranteed debentures No.28-2	Aug. 30, 2017	Aug. 30, 2024	2.43		30,000		30,000
Unguaranteed debentures No.28-3	Aug. 30, 2017	Aug. 30, 2027	2.60		60,000		60,000
Unguaranteed debentures No.29-2	Sep. 19, 2017	Sep. 19, 2024	2.44		110,000		110,000
Unguaranteed debentures No.31-3	Feb. 28, 2018	Feb. 28, 2028	3.02		60,000		60,000
Unguaranteed debentures No.32-3	Apr. 6, 2018	Apr. 6, 2028	2.86		20,000		20,000
Unguaranteed debentures No.33-2	Jun. 12, 2018	Jun. 12, 2028	2.92		30,000		30,000
Unguaranteed debentures No.34-3	Jul. 25, 2018	Jul. 25, 2025	2.71		20,000		20,000
Unguaranteed debentures No.34-4	Jul. 25, 2018	Jul. 25, 2028	2.76		20,000		20,000
Unguaranteed debentures No.36-2	Feb. 22, 2019	Feb. 22, 2024	2.11		—		230,000
Unguaranteed debentures No.36-3	Feb. 22, 2019	Feb. 22, 2029	2.22		60,000		60,000
Unguaranteed debentures No.37-1	Mar. 15, 2019	Mar. 15, 2024	2.06		—		140,000
Unguaranteed debentures No.37-2	Mar. 15, 2019	Mar. 15, 2029	2.16		70,000		70,000
Unguaranteed debentures No.38-1	Jun. 19, 2019	Jun. 19, 2026	1.73		80,000		80,000
Unguaranteed debentures No.38-2	Jun. 19, 2019	Jun. 19, 2029	1.77		120,000		120,000
Unguaranteed debentures No.39-1	Oct. 15, 2019	Oct. 15, 2024	1.60		80,000		80,000
Unguaranteed debentures No.39-2	Oct. 15, 2019	Oct. 15, 2029	1.67		40,000		40,000
Unguaranteed debentures No.40-1	Dec. 4, 2019	Dec. 4, 2024	1.76		70,000		70,000
Unguaranteed debentures No.40-2	Dec. 4, 2019	Dec. 4, 2029	1.87		30,000		30,000
Unguaranteed debentures No.41-2	Jan. 16, 2020	Jan. 16, 2025	1.74		100,000		100,000
Unguaranteed debentures No.41-3	Jan. 16, 2020	Jan. 16, 2030	1.88		40,000		40,000
Subordinated debentures No.1-1	Feb. 18, 2020	Feb. 18, 2030	2.21		370,000		370,000
Subordinated debentures No.1-2	Feb. 18, 2020	Feb. 18, 2035	2.26		30,000		30,000
Unguaranteed debentures No.42-1	May 13, 2020	May 13, 2025	1.59		130,000		130,000
Unguaranteed debentures No.42-2	May 13, 2020	May 13, 2030	1.78		70,000		70,000
Unguaranteed debentures No.43-2	Jun. 16, 2020	Jun. 16, 2025	1.44		110,000		110,000
Unguaranteed debentures No.43-3	Jun. 16, 2020	Jun. 16, 2030	1.63		50,000		50,000
Exchangeable bonds No.1 *	Jun. 30, 2020	Jun. 30, 2025	—		—		240,000
Unguaranteed debentures No.44-3	Aug. 11, 2020	Aug. 9, 2024	1.18		30,000		30,000
Unguaranteed debentures No.44-4	Aug. 11, 2020	Aug. 11, 2027	1.39		20,000		20,000
Unguaranteed debentures No.46-2	Jan. 14, 2021	Jan. 14, 2026	1.43		30,000		30,000
Unguaranteed debentures No.46-3	Jan. 14, 2021	Jan. 14, 2028	1.62		10,000		10,000
Unguaranteed debentures No.46-4	Jan. 14, 2021	Jan. 14, 2031	1.84		100,000		100,000
Unguaranteed debentures No.48-1	Jun. 16, 2022	Jun. 17, 2024	4.15		85,000		85,000
Unguaranteed debentures No.48-2	Jun. 16, 2022	Jun. 16, 2025	4.27		240,000		240,000
Unguaranteed debentures No.48-3	Jun. 16, 2022	Jun. 16, 2027	4.34		80,000		80,000
Unguaranteed debentures No.48-4	Jun. 16, 2022	Jun. 16, 2032	4.40		95,000		95,000

					3,270,000		3,880,000

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

12.1 Details of debentures as of March 31, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)	Issuance date	Maturity date	Interest rate (%) as of March 31, 2024	March 31, 2024		December 31, 2023

	Less: Bond Discounts				(2,753)		(3,076)
	Less: adjustment on exchange right				—		(5,104)

				~~W~~	3,267,247	~~W~~	3,871,820

*

Fair value of the liability component of exchangeable bonds is calculated by using market interest rate of bonds under the same conditions without the exchange right. The residual amount, after deducting liability component from the issuance amount, represents the value of exchange right and is recorded in equity. Shares to be exchanged are 5 million treasury shares of KB Financial Group Inc. with the exchange price of ~~W~~ 48,000. Exchange rights were fully exercised on February 14, 2024.

12.2 Maturities of debentures as of March 31, 2024 and December 31, 2023, are as follows:

	March 31, 2024
(In millions of Korean won)	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	~~W~~	285,000	~~W~~	270,000	~~W~~	250,000	~~W~~	1,010,000	~~W~~	1,455,000	~~W~~	3,270,000

	December 31, 2023
(In millions of Korean won)	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	~~W~~	370,000	~~W~~	285,000	~~W~~	420,000	~~W~~	1,350,000	~~W~~	1,455,000	~~W~~	3,880,000

12.3 Changes in debentures based on par value for the three-month periods ended March 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	3,880,000	~~W~~	—	~~W~~	(610,000)	~~W~~	3,270,000

	2023
(In millions of Korean won)	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	4,970,000	~~W~~	—	~~W~~	(410,000)	~~W~~	4,560,000

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

13. Net Defined Benefit Liabilities (Assets)

13.1 Defined Benefit Plan

The Company operates defined benefit plans which have the following characteristics:

•	The Company has the obligation to pay the agreed benefits to all its current and former employees.

•	The Company assumes actuarial risk (that benefits will cost more than expected) and investment risk.

The net defined benefit liabilities recognized in the statements of financial position are calculated in accordance with actuarial valuation method using assumptions based on market data and historical data such as discount rate, future salary increase rate, and mortality. Actuarial assumptions may differ from actual results, due to changes in the market conditions, economic trends, and mortality trends.

13.2 Details of the net defined benefit liabilities as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	March 31, 2024		December 31, 2023
Present value of defined benefit obligation	~~W~~	17,325	~~W~~	19,639
Fair value of plan assets		(20,672)		(23,333)

Net defined benefit liabilities (assets)	~~W~~	(3,347)	~~W~~	(3,694)

13.3 Details of post-employment benefits recognized in profit or loss for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Current service cost	~~W~~	449	~~W~~	458
Net interest expense(income) on net defined benefit liabilities		(39)		(56)

Post-employment benefits	~~W~~	410	~~W~~	402

(*)	The gains or losses related to the defined benefit pension plan is fully included in general administrative expenses.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

14. Equity

14.1 Share Capital

14.1.1 Details of share capital as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	March 31, 2024		December 31, 2023

Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share (In Korean won)	~~W~~	5,000	~~W~~	5,000
Number of issued shares		403,511,072		403,511,072
Share capital *	~~W~~	2,090,558	~~W~~	2,090,558

*	Due to the retirement of shares deducted through retained earnings, it is different from the total par value of the shares issued.

14.1.2 Changes in shares for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In number of shares)	2024	2023
Beginning	378,663,825	389,634,335
Increase	5,000,000	—
Decrease	(900,000)	(5,385,996)

Ending	382,763,825	384,248,339

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

14.2 Hybrid Securities

Details of hybrid securities classified as equity as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)

Hybrid securities	Issuance date	Maturity	Interest rate (%) as of March 31, 2024	March 31, 2024		December 31, 2023
The 1-1st *	May 2, 2019	Perpetual bond	3.23	~~W~~	349,204	~~W~~	349,204
The 1-2nd	May 2, 2019	Perpetual bond	3.44		49,881		49,881
The 2-1st	May 8, 2020	Perpetual bond	3.30		324,099		324,099
The 2-2nd	May 8, 2020	Perpetual bond	3.43		74,812		74,812
The 3-1st	Jul. 14, 2020	Perpetual bond	3.17		369,099		369,099
The 3-2nd	Jul. 14, 2020	Perpetual bond	3.38		29,922		29,922
The 4-1st	Oct. 20, 2020	Perpetual bond	3.00		433,918		433,918
The 4-2nd	Oct. 20, 2020	Perpetual bond	3.28		64,843		64,843
The 5-1st	Feb. 19, 2021	Perpetual bond	2.67		419,056		419,056
The 5-2nd	Feb. 19, 2021	Perpetual bond	2.87		59,862		59,862
The 5-3rd	Feb. 19, 2021	Perpetual bond	3.28		119,727		119,727
The 6-1st	May 28, 2021	Perpetual bond	3.20		165,563		165,563
The 6-2nd	May 28, 2021	Perpetual bond	3.60		109,708		109,708
The 7-1st	Oct. 8, 2021	Perpetual bond	3.57		208,453		208,453
The 7-2nd	Oct. 8, 2021	Perpetual bond	3.80		59,834		59,834
The 8-1st	Feb. 16, 2022	Perpetual bond	4.00		442,955		442,955
The 8-2nd	Feb. 16, 2022	Perpetual bond	4.30		155,626		155,626
The 9-1st	May 12, 2022	Perpetual bond	4.68		478,814		478,814
The 9-2nd	May 12, 2022	Perpetual bond	4.97		19,906		19,906
The 10-1st	Aug. 26, 2022	Perpetual bond	4.90		407,936		407,936
The 10-2nd	Aug. 26, 2022	Perpetual bond	5.15		70,819		70,819
The 10-3rd	Aug. 26, 2022	Perpetual bond	5.30		19,944		19,944
The 11-1st	Feb 3, 2023	Perpetual bond	4.90		548,666		548,666
The 11-2nd	Feb 3, 2023	Perpetual bond	5.03		49,871		49,871
The 12	Feb 28, 2024	Perpetual bond	4.39		399,045		—

				~~W~~5,431,563		~~W~~5,032,518

*	As a result of exercising the call option for the Company’s write-down contingent convertible bonds on May 2, 2024, ~~W~~ 350,000 million was fully redeemed before maturity.

The above hybrid securities are early redeemable by the Company after 5 or 7or 10 years from the issuance date.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

14.3 Capital Surplus

Details of capital surplus as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	March 31, 2024		December 31, 2023
Paid-in capital in excess of par value	~~W~~	13,190,275	~~W~~	13,190,275
Other capital surplus		1,467,346		1,465,893
Gains on sales of treasury shares		90,621		86,646
Consideration for exchange right of exchangeable bonds		—		11,933

	~~W~~	14,748,242	~~W~~	14,754,747

14.4 Accumulated Other Comprehensive Income (Loss)

Details of accumulated other comprehensive income (loss) as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	March 31, 2024		December 31, 2023
Remeasurements of net defined benefit liabilities	~~W~~	(6,762)	~~W~~	(6,809)

14.5 Retained Earnings

14.5.1 Details of retained earnings as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	March 31, 2024		December 31, 2023

Legal reserves	~~W~~	1,219,809	~~W~~	1,007,686
Voluntary reserves		982,000		982,000
Regulatory reserve for credit losses		4,061		9,340
Unappropriated retained earnings		3,718,571		2,337,872

	~~W~~	5,924,441	~~W~~	4,336,898

With respect to the allocation of net profit earned in a fiscal term, the Company must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the financial statements, each time it pays dividends on its net profits earned until its legal reserve reaches the aggregate amount of its paid-in capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

14.5.2 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of the Regulations on Supervision of Financial Holding Companies.

14.5.2.1 Details of regulatory reserve for credit losses as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	March 31, 2024		December 31, 2023
Amounts before appropriation	~~W~~	4,061	~~W~~	9,340
Amounts estimated to be appropriated (reversed)		2,663		(5,279)

	~~W~~	6,724	~~W~~	4,061

14.5.2.2 Regulatory reserve for credit losses estimated to be appropriated (reversed) and adjusted profit after provision (reversal) of regulatory reserve for credit losses for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won, except for per share amounts)	2024		2023
Regulatory reserve for credit losses estimated to be appropriated (reversed)	~~W~~	2,663	~~W~~	(838)
Adjusted profit after provision (reversal) of regulatory reserve for credit losses [1,2]		2,171,886		2,143,062
Adjusted basic earnings per share after provision (reversal) of regulatory reserve for credit losses [1]		5,699		5,522
Adjusted diluted earnings per share after provision (reversal) of regulatory reserve for credit losses [1]		5,605		5,396

[1]

Adjusted profit after provision (reversal) of regulatory reserve for credit losses is not based on Korean IFRS. It is calculated by reflecting provision (reversal) of regulatory reserve for credit losses before tax to the net profit for the period.

[2]	After deducting dividends on hybrid securities

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

14.6 Treasury Shares

Changes in treasury shares for the three-month periods ended March 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won and in number of shares)	Beginning		Acquisition		Disposal		Retirement		Ending
Number of treasury shares *		24,847,247		900,000		(5,000,000)		—		20,747,247

Carrying amount	~~W~~	1,165,837	~~W~~	65,537	~~W~~	(234,600)	~~W~~	—	~~W~~	996,774

	2023
	Beginning		Acquisition		Retirement		Ending
Number of treasury shares *		19,262,733		5,385,996		—		24,648,729

Carrying amount	~~W~~	836,188	~~W~~	271,745	~~W~~	—	~~W~~	1,107,933

*	5 million treasury shares deposited at the Korea Securities Depository for the exchange of exchangeable bonds were disposed on February 14, 2024, due to the exercise of exchange right.

In accordance with the resolution of the Board of Directors on July 25, 2023, the Company acquired 5,584,514 shares (~~W~~ 300,000 million) and plans to retire of treasury stocks by July 31, 2024. In addition, The Company plans to acquire ~~W~~ 320,000 million of its own shares and retire the treasury shares by August 7, 2024 pursuant to board resolutions dated February 7, 2024.

15. Dividends

The annual dividends to the shareholders of the Parent Company for the year ended December 31, 2023 amounting to ~~W~~ 587,006 million (~~W~~ 1,530 per share) were declared at the annual general shareholders’ meeting on March 22, 2024. The financial statements as of March 31, 2024 reflect this dividend payable. Meanwhile, the annual dividends to the shareholders of the Parent Company for the year ended December 31, 2022 and quarterly dividend paid in 2023 were ~~W~~ 564,970 million (~~W~~ 1,450 per share) and ~~W~~ 586,931 million (~~W~~ 510 per share), respectively.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

16. Net Interest Expense

Details of interest income, interest expense, and net interest expense for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Interest income
Due from financial institutions	~~W~~	3,446	~~W~~	2,236
Loans measured at amortized cost		4,394		3,180
Loans measured at fair value through profit or loss		702		1,119
Others		1,275		135

		9,817		6,670

Interest expense
Borrowings		2,238		—
Debentures		21,293		26,718
Others		11		6

		23,542		26,724

Net interest expense	~~W~~	(13,725)	~~W~~	(20,054)

17. Net Fee and Commission Expense

Details of fee and commission income, fee and commission expense, and net fee and commission expense for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Fee and commission income
Fees earned in Korean won	~~W~~	378	~~W~~	372

Fee and commission expense
Fees paid in Korean won		1,337		1,459
Fees paid in foreign currency		183		160

		1,520		1,619

Net fee and commission expense	~~W~~	(1,142)	~~W~~	(1,247)

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

18. Net Gains or Losses on Financial Instruments at Fair value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss include dividend income, gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial assets at fair value through profit or loss for the three-month periods ended March, 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Gains on financial instruments at fair value through profit or loss
Dividend income from financial assets at fair value through profit or loss	~~W~~	13,584	~~W~~	12,247
Gains on valuation of financial assets at fair value through profit or loss		2,163		32,503
Gains on disposal of financial assets at fair value through profit or loss		148		678

		15,895		45,428

Losses on financial instruments at fair value through profit or loss
Losses on valuation of financial assets at fair value through profit or loss		316		—

		316		—

Net gains (losses) on financial instruments at fair value through profit or loss	~~W~~	15,579	~~W~~	45,428

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

19. Net Other Operating Income and Expenses

Details of other operating income and expenses for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Other operating income
Dividend income from subsidiaries	~~W~~	2,243,250	~~W~~	2,192,380

		2,243,250		2,192,380

Net other operating income	~~W~~	2,243,250	~~W~~	2,192,380

20. General and Administrative Expenses

20.1 Details of general and administrative expenses for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Expenses related to employee
Employee benefits—salaries	~~W~~	8,730	~~W~~	9,822
Employee benefits—others		1,038		923
Post-employment benefits—defined benefit plans		410		402
Post-employment benefits—defined contribution plans		4		1
Share-based payments		4,573		1,098

		14,755		12,246

Depreciation and amortization		1,526		1,446

Other general and administrative expenses
Travel		89		212
Communications		263		327
Tax and dues		229		239
Publication		47		55
Rental expense		419		521
Vehicle		22		26
Service fees		3,876		4,850
Advertising		421		439
Training		228		277
Others		2,312		2,264

		7,906		9,210

	~~W~~	24,187	~~W~~	22,902

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

20.2 Share-based Payments

Share-based payments plan for executives and employees of the Company and its subsidiaries as of March 31, 2024, are as follows:

20.2.1 Stock grants linked to long-term performance

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
KB Financial Group Inc.
Series 34	Jan. 1, 2022	654	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 36	Jan. 1, 2023	25,717	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 37	Apr. 1, 2023	2,087	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 38	Nov. 21, 2023	55,547	Services fulfillment, market performance [3] 35%, and non-market performance [4] 65%
Series 39	Jan. 1, 2024	93,783	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Deferred grant in 2015		2,123	Satisfied
Deferred grant in 2020		284	Satisfied
Deferred grant in 2021		9,060	Satisfied
Deferred grant in 2022		26,240	Satisfied
Deferred grant in 2023		85,663	Satisfied

		301,158

Kookmin Bank
Series 85	Jan. 1, 2022	6,740	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100% Services fulfillment, market performance [3] 30%, and EPS & Asset Quality [5] 70%
Series 86	Feb. 1, 2022	1,525	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 88	Mar. 14, 2022	5,179	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 90	Jul. 18, 2022	3,716	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 91	Aug. 24, 2022	7,277	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 92	Jan. 1, 2023	150,035	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 94	Apr. 1, 2023	5,997	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 96	Jan. 1, 2024	367,067	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

20.2.1 Stock grants linked to long-term performance (cont’d)

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
Deferred grant in 2021		52,347	Satisfied
Deferred grant in 2022		58,485	Satisfied
Deferred grant in 2023		138,055	Satisfied
Deferred grant in 2024		1,902	Satisfied

		798,325

Other subsidiaries
Stock granted in 2012		160
Stock granted in 2013		219
Stock granted in 2014		1,028
Stock granted in 2015		1,287
Stock granted in 2016		234
Stock granted in 2017		5,834
Stock granted in 2018		14,316	Services fulfillment, market performance [3] 0~50%, and non-market performance [4] 50~100%
Stock granted in 2019		18,106
Stock granted in 2020		54,131
Stock granted in 2021		54,206
Stock granted in 2022		152,354
Stock granted in 2023		383,947
Stock granted in 2024		234,922

		920,744

		2,020,227

[1]

Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of March 31, 2024 (Deferred grants are residual shares vested as of March 31, 2024).

[2]

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

[3]

Relative TSR (Total Shareholder Return): [(Fair value at the end of the contract—Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract

[4]	Performance results of company and employee
[5]	EPS, Asset Quality

The stock grant linked to long-term performance is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of pre-set performance targets over the vesting period.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

20.2.2 Stock grants linked to short-term performance

(In number of shares)	Estimated number of vested shares *	Vesting conditions
KB Financial Group Inc.
Stock granted in 2015	1,078	Satisfied
Stock granted in 2016	2,076	Satisfied
Stock granted in 2020	156	Satisfied
Stock granted in 2021	11,857	Satisfied
Stock granted in 2022	29,285	Satisfied
Stock granted in 2023	41,923	Satisfied
Stock granted in 2024	7,183	Proportional to service period
Kookmin Bank
Stock granted in 2016	706	Satisfied
Stock granted in 2020	8,351	Satisfied
Stock granted in 2021	53,465	Satisfied
Stock granted in 2022	123,292	Satisfied
Stock granted in 2023	118,637	Satisfied
Stock granted in 2024	27,768	Proportional to service period
Other subsidiaries
Stock granted in 2015	2,672	Satisfied
Stock granted in 2016	12,312	Satisfied
Stock granted in 2017	27,164	Satisfied
Stock granted in 2018	66,024	Satisfied
Stock granted in 2019	69,405	Satisfied
Stock granted in 2020	123,145	Satisfied
Stock granted in 2021	346,018	Satisfied
Stock granted in 2022	405,934	Satisfied
Stock granted in 2023	616,556	Satisfied
Stock granted in 2024	32,851	Proportional to service period

	2,127,858

*

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

Share-based payments arrangement for subsidiaries was transferred to the Company in 2010, and the related compensation cost paid to the executives and employees of subsidiaries is reimbursed by subsidiaries. The accrued expenses for share-based payments as of March 31, 2024 and December 31, 2023, are ~~W~~ 209,361 million and ~~W~~ 202,249 million, respectively, and the receivables to be reimbursed by subsidiaries for the compensation costs as of March 31, 2024 and December 31, 2023, are ~~W~~ 193,075 million and ~~W~~ 184,433 million, respectively. And compensation costs from share-based payments amounting to ~~W~~ 4,573 million and ~~W~~ 1,098 million were recognized for the three-month periods ended March 31, 2024 and 2023, respectively.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

21. Income Tax Benefit (Expense)

Details of income tax benefit (expense) for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Income tax payable	~~W~~	—	~~W~~	—
Changes in deferred tax assets and liabilities		3,381		(10,697)
Origination and reversal of temporary differences		3,381		(10,697)
Income tax recognized directly in equity		205		6
Remeasurements of net defined benefit liabilities		17		6
Consideration for exchange right of exchangeable bonds		188		—

Income tax benefit (expense)	~~W~~	3,586	~~W~~	(10,691)

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

22. Earnings per Share

22.1 Basic Earnings per Share

Basic earnings per share is calculated from the earnings attributable to ordinary shares.

22.1.1 Weighted average number of ordinary shares outstanding

(In number of shares)	March 31, 2024	March 31, 2023
Number of issued ordinary shares	403,511,072	408,897,068
Number of treasury shares *	(20,747,247)	(24,648,729)

Weighted average number of ordinary shares outstanding	381,106,133	388,114,802

*	Initial date of treasury shares that was deducted by the retirement is April 4, 2023.

22.1.2 Basic earnings per share

(In Korean won and in number of shares)	2024		2023
Profit for the period	~~W~~	2,222,618,523,505	~~W~~	2,182,927,002,717
Deduction: Dividends on hybrid securities		(48,070,325,000)		(40,704,075,000)

Profit attributable to ordinary equity holders (A)		2,174,548,198,505		2,142,222,927,717
Weighted average number of ordinary shares outstanding (B)		381,106,133		388,114,802

Basic earnings per share (A/B)	~~W~~	5,706	~~W~~	5,520

22.2 Diluted Earnings per Share

Diluted earnings per share is calculated through increasing the weighted average number of ordinary shares outstanding by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Company has dilutive potential ordinary shares such as stock grants and ordinary share exchange right of exchangeable bonds.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price for the year) based on the monetary value of stock grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the settlement of stock grants.

Exchangeable bonds are included in potential ordinary shares from the exercisable date of the exchange right, and interest expense after tax for the period is added to profit for diluted earnings per share.

22.2.1 Adjusted profit for diluted earnings per share

(In Korean won)	2024		2023
Profit attributable to the ordinary equity holders *	~~W~~	2,174,548,198,505	~~W~~	2,142,222,927,717
Adjustment:
Interest expense on exchangeable bonds		306,631,690		604,566,012

Adjusted profit for diluted earnings per share	~~W~~	2,174,854,830,195	~~W~~	2,142,827,493,729

*	The amount is after deducting dividends on hybrid securities.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

22.2.2 Weighted average number of ordinary shares outstanding for diluted earnings per share

(In number of shares)	2024	2023
Weighted average number of ordinary shares outstanding	381,106,133	388,114,802
Adjustment:
Stock grants	4,036,449	4,129,985
Exchangeable bonds	2,417,582	5,000,000

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	387,560,164	397,244,787

22.2.3 Diluted earnings per share

(In Korean won and in number of shares)	2024		2023
Adjusted profit for diluted earnings per share	~~W~~	2,174,854,830,195	~~W~~	2,142,827,493,729
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		387,560,164		397,244,787

Diluted earnings per share	~~W~~	5,612	~~W~~	5,394

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

23. Statement of Cash Flows

23.1 Details of cash and cash equivalents as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	March 31, 2024		December 31, 2023
Due from financial institutions	~~W~~	2,621,612	~~W~~	256,337
Deduction:
Restricted due from financial institutions		(3)		(3)
Due from financial institutions with original maturities over three months		(140,000)		(140,000)

		(140,003)		(140,003)

	~~W~~	2,481,609	~~W~~	116,334

23.2 Significant non-cash transactions for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Changes in receivables and payables from consolidated tax return	~~W~~	100,223	~~W~~	(759,088)
Changes in receivables and payables related to stock grants		8,641		(43,256)
Changes in receivables related to subsidiary’s interim dividend		399,974		—
Recognition of dividends payable due to appropriation of retained earnings		587,006		564,970
Exchange of treasury shares through the exercise of exchange rights related to exchangeable bonds		240,000		—

23.3 Cash inflows and outflows from income tax, interest, and dividends for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	Activity	2024		2023
Income tax paid	Operating	~~W~~	2,139	~~W~~	2,264
Interest received	Operating		6,391		4,332
Interest paid	Operating		35,178		26,434
Dividends received	Operating		1,856,884		2,206,801
Dividends paid	Financing		48,070		40,703

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

24. Contingent Liabilities and Commitments

24.1 Commitments made with financial institutions as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)		March 31, 2024				December 31, 2023
		Amount of commitments		Amount borrowed		Amount of commitments		Amount borrowed
General loan	Hana Bank	~~W~~	200,000	~~W~~	—	~~W~~	200,000	~~W~~	—
General loan	Shinhan Bank		200,000		—		200,000		—
General loan	NongHyup Bank		300,000		—		300,000		—

24.2 Other Matters (including litigation)

The Company has 1 pending lawsuit as a defendant with aggregate claims amount of ~~W~~ 0.1 million, which arose in the normal course of management activities, as of March 31, 2024.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

25. Related Party Transactions

According to Korean IFRS No.1024, the Company includes subsidiaries and key management personnel (including family members) in the scope of related parties. The Company discloses balances (receivables and payables) and other amounts arising from transactions with related parties in the notes to the financial statements. Refer to Note 9 for details of subsidiaries. Key management personnel include the executives of the Company, their close family members, and the companies where the executives and/or their close family members have control or joint control.

25.1 Details of significant profit or loss arising from transactions with related parties for the three-month periods ended March 31, 2024 and 2023 are as follows:

(In millions of Korean won)
Subsidiaries	Profit or loss	2024		2023
Kookmin Bank	Interest income	~~W~~	2,183	~~W~~	1,552
	Fee and commission income		325		297
	Net other operating income [1]		1,467,896		1,346,582
	General and administrative expenses		2,641		2,687
KB Securities Co., Ltd.	Fee and commission income		23		20
	Net gains on financial assets at fair value through profit or loss		6,821		23,967
	Net other operating income [1]		150,000		100,000
	General and administrative expenses		166		103
KB Insurance Co., Ltd.	Fee and commission income		24		34
	General and administrative expenses		457		532
	Net other operating income [1]		249,974		349,990
KB Kookmin Card Co., Ltd.	Fee and commission income		6		9
	Net other operating income [1]		185,380		200,008
	General and administrative expenses		110		75
	Net non-operating income		1		1
KB Life Insurance Co., Ltd.	Fee and commission income		9		11
	Net other operating income [1]		150,000		100,000
	General and administrative expenses		327		67
KB Asset Management Co., Ltd.	Net other operating income [1]		40,000		60,000
	General and administrative expenses		16		—
KB Capital Co., Ltd	Interest income		1,232		1,184
	Fee and commission income		3		4
	Net gains on financial assets at fair value through profit or loss		8,260		15,940
	General and administrative expenses		35		—
	Provision for credit losses		3		1
KB Real Estate Trust. Co., Ltd.	Interest income		662		—
	Net other operating income [1]		—		35,000
	Provision for credit losses		93		—

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

25.1 Details of significant profit or loss arising from transactions with related parties for the three-month periods ended March 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)
Subsidiaries	Profit or loss	2024		2023
KB Savings Bank Co., Ltd.	Interest income	~~W~~	1,633	~~W~~	1,211
	Net gains (losses) on financial assets at fair value through profit or loss		350		2,037
KB Investment Co., Ltd.	Interest income		2,386		1,916
	Provision (reversal) for credit losses		(1)		1
KB Data Systems Co., Ltd.	General and administrative expenses		735		692
	Net other operating income [1]		—		600

Other related parties	Profit or loss	2024		2023
KB Credit Information Co., Ltd [2]	Interest income	~~W~~	—	~~W~~	80
	Net other operating income [1]		—		200

[1]	Net other operating income includes dividend income from subsidiaries.
[2]	The Company sold the 100% shares of KB Credit Information Co., Ltd. to Kookmin Card Co., Ltd. on June 30, 2023.

25.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)
Subsidiaries	Assets or liabilities	March 31, 2024		December 31, 2023
Kookmin Bank	Cash and due from financial institutions	~~W~~	2,223,794	~~W~~	114,336
	Other assets		320,444		308,475
	Other liabilities		51,165		45
	Property and equipment		1,300		1,055
KB Securities Co., Ltd.	Financial assets at fair value through profit or loss		523,383		523,188
	Other assets		142,926		92,212
	Other liabilities		164		1
KB Insurance Co., Ltd.	Other assets		270,704		21,170
	Other liabilities		52,137		42,956
KB Kookmin Card Co., Ltd.	Other assets		92,311		56,852
	Other liabilities		620		730
KB Life Insurance Co., Ltd.	Other assets		160,616		9,552
	Other liabilities		149,643		132,548
KB Asset Management Co., Ltd.	Other assets		12,141		11,508
	Other liabilities		16		—
KB Capital Co., Ltd.	Financial assets at fair value through profit or loss		489,477		488,175
	Loans measured at amortized cost (gross amount)		200,000		200,000
	Allowances for credit losses		522		522
	Other assets		34,098		19,364
	Other liabilities		40		—

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

25.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of March 31, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)
Subsidiaries	Assets or liabilities	March 31, 2024		December 31, 2023
KB Real Estate Trust Co., Ltd.	Loans measured at amortized cost (gross amount)	~~W~~	85,000	~~W~~	50,000
	Allowances for credit losses		222		131
	Other assets		4,227		3,949
	Other liabilities		8,910		8,910
KB Savings Bank Co., Ltd.	Cash and due from financial institutions		140,000		140,000
	Financial assets at fair value through profit or loss		49,752		48,980
	Other assets		5,582		4,729
	Other liabilities		2,599		2,599
KB Investment Co., Ltd.	Loans measured at amortized cost (gross amount)		360,000		360,000
	Allowances for credit losses		1,061		1,061
	Other assets		8,997		8,579
KB Data Systems Co., Ltd.	Intangible assets		351		331
	Other assets		2,034		1,972
	Other liabilities		1,139		1,118

Other related parties	Assets or liabilities	March 31, 2024		December 31, 2023
KB Credit Information Co., Ltd *	Other assets	~~W~~	—	~~W~~	996
	Other liabilities		—		94

*	The Company sold the 100% shares of KB Credit Information Co., Ltd. to Kookmin Card Co., Ltd. on June 30, 2023.

25.3 Right-of-use assets and lease liabilities with related parties as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)			March 31, 2024		December 31, 2023
Subsidiary	Kookmin Bank	Right-of-use assets	~~W~~	1,300	~~W~~	1,055

25.4 Unused commitments provided from related parties as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)			March 31, 2024		December 31, 2023
Subsidiary	KB Kookmin Card Co., Ltd.	Unused lines of credit for credit card	~~W~~	2,595	~~W~~	2,270

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

25.5 There were no share transactions with related parties for the three-month periods ended March 31, 2024 and 2023.

25.6 Details of significant lending transactions with related parties for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)		2024
		Beginning		Loan		Collection		Ending
Subsidiary	KB Investment Co., Ltd.	~~W~~	360,000	~~W~~	—	~~W~~	—	~~W~~	360,000
	KB Capital Co., Ltd.		200,000		—		—		200,000
	KB Savings Bank Co., Ltd. *		70,000		—		—		70,000
	KB Real Estate Trust Co., Ltd.		50,000		35,000		—		85,000

(In millions of Korean won)		2023
		Beginning		Loan		Collection		Ending
Subsidiary	KB Investment Co., Ltd.	~~W~~	310,000	~~W~~	—	~~W~~	—	~~W~~	310,000
	KB Credit Information Co., Ltd.		13,500		—		—		13,500
	KB Capital Co., Ltd.		200,000		—		—		200,000
	KB Savings Bank Co., Ltd. *		70,000		—		—		70,000

*	Par value of subordinated bond issued by KB Savings Bank Co., Ltd. The difference between par value and fair value at the acquisition date was accounted for as investments in subsidiaries.

25.7 Details of compensation to key management personnel for the three-month periods ended March 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	246	~~W~~	—	~~W~~	1,121	~~W~~	1,367
Registered directors (non-executive)		184		—		—		184
Non-registered directors		1,121		16		3,452		4,589

	~~W~~	1,551	~~W~~	16	~~W~~	4,573	~~W~~	6,140

	2023
(In millions of Korean won)	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	420	~~W~~	16	~~W~~	213	~~W~~	649
Registered directors (non-executive)		176		—		—		176
Non-registered directors		1,452		75		885		2,412

	~~W~~	2,048	~~W~~	91	~~W~~	1,098	~~W~~	3,237

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

26. Events after the reporting period

According to the resolution of the board of directors on April 25, 2024, the quarterly dividend per share of ~~W~~ 784 (total dividend: ~~W~~ 300,087 million) with dividend record date of March 31, 2024 were paid on May 9, 2024. The Company’s financial statements as of March 31, 2024, do not reflect this dividend payable. As a result of exercising the call option for the Company’s write-down contingent convertible bonds on May 2, 2024, ~~W~~ 350,000 million was fully redeemed before maturity.